SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number:     001-00327

                               Kmart Corporation
                               Kmart Financing I
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            (Exact name of registrant as specified in its charter)

                           3100 West Big Beaver Road
                             Troy, Michigan 48084
                           Telephone: (248) 463-1000
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

      7 3/4% Convertible Trust Preferred Securities of Kmart Financing I
         (and the Guarantee with respect thereto by Kmart Corporation)
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           (Title of each class of securities covered by this Form)

                                     None
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           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       [x]       Rule 12h-3(b)(1)(i)      [x]
     Rule 12g-4(a)(1)(ii)      [ ]       Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(2)(i)       [ ]       Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(ii)      [ ]       Rule 12h-3(b)(2)(ii)     [ ]
                                         Rule 15d-6               [ ]

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Kmart Corporation has caused this certification/notice to be signed on its behalf and on behalf of Kmart Financing I by the undersigned duly authorized person.

                                    KMART CORPORATION,
                                    on behalf of itself and
                                    as successor to Kmart Financing I


Date:    May 14, 2003               By: /s/ James E. Defebaugh, IV
                                          Name: James E. Defebaugh, IV
                                          Title: Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.